[GRAPHIC OMITTED] Grupo Financiero Galicia
GRUPO FINANCIERO GALICIA S.A.
"Corporation which has not adhered to the optional system for the mandatory acquisition of shares in a public offering"

                                Autonomous City of Buenos Aires, March 09, 2009.

Comision Nacional de Valores (National Securities Commission)

                          Ref.: Creation of a Global Program for the Issuance of
                                                          Negotiable Obligations

Dear Sirs:

                    We are writing to you in order to inform you that the Ordinary Shareholders' Meeting held on March 9, 2009 has approved the creation of a Global Program for the issuance of Negotiable Obligations, which, among other characteristics, shall be not convertible into shares, for a short, medium and/or long term, secured or unsecured, and for a maximum outstanding face value of up to US$ 60,000,000 (sixty million US dollars) or the equivalent thereof in another currency. Furthermore, said Shareholders' Meeting has granted the members of the Board of Directors the power, among others, to establish the Global Program's remaining terms and conditions and carry out the issuance and placement of the above-mentioned Negotiable Obligations to be issued under said Program. Moreover, the Board of Directors, in its meeting held on March 9, 2009, established the corresponding terms and conditions under the Program.

                    Yours sincerely,

                                                               Pedro A. Richards
                                                                Attorney in fact